Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 31, 2008, with respect to the consolidated financial statements of PharmAthene, Inc., included in its Annual Report (Form10-K) for the year ended December 31, 2007, in Post Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-124712) and related Prospectus of PharmAthene, Inc. for the registration of 9,400,000 shares of its common stock, 225,000 underwriter’s units, 225,000 underwriter’s warrants contained in the underwriter’s units, 225,000 shares of common stock underlying the underwriter’s warrants, and 225,000 shares of common stock contained in the underwriter’s units.

/s/ Ernst & Young LLP

McLean, Virginia

February 6, 2009